Exhibit 17.5

-----Original Message-----

From: wayne@grouppensionplanners.com [mailto:wayne@grouppensionplanners.com]

Sent: Tuesday, April 16, 2013 3:04 PM

To: P. David Newsome

Subject: FW: Response to FTFC 8K Information (Corrected)

Response to FTFC 8K Information:

The information cited in the company 8K is incorrect with regard to my motivation for my requesting the investigation from Oklahoma Securities Department and Oklahoma Insurance Department and for my early resignation from the board of directors. As stated in my letter of resignation and requests for investigations from these regulatory entities, these requests are to resolve issues that I was unable to get answers to on issues that arose during my tenure as a board member.

During the board meeting held in August 2012 which our company general counsel attended, I was never able to get a proper answer on whether the inital placing of the shares by Gregg Zahn with family members for repurchase at a later date was a violation of any state or federal statue or rule relating to insider trading or other law. While Gregg Zahn did reveal the purchase in required corporate filings after he purchased them at ten cents per share, he did not reveal the option to purchase these shares from individuals when the shares were initally sold to family members due to his insider position at FTFC. At the time of the inital sale to these individuals Mr. Zahn was only employed by FTFC only as Director of Training and Recruitment. Mr Zahn has failed to explain to the board or proper authorities how this sale was accomplished since he was not an officer of the company at the time and whether company officers approved of these sales.

The issue with Mr. Zahn attempting to sell secondary shares which had been recently purchased from family members for ten cents per share at the $7.50 inital offering for $7.50 per share (similar to what according to documents transpired in Montana and for which he was charged) and stating in his letter to the board that this was approved by the Oklahoma Securities Department also merits mention in the documents to be filed as a reason for my resignation and a call for investigation by OSD. The company 8K reply only mentions the circumstances surrounding the actual re-purchase of the shares by Mr. Zahn and does not mention Mr. Zahn's testimony to directors that occurred in June 2012 of his attempt to place these shares with family members and others for the express reason of being able to repurchase them following the finality of his divorce to replenish his shares.

I also feel that the minutes of the meeting (particularly during the past year) are not factual with respect to occurances and details of the actual meetings that have occurred. They have oftentimes been subjectively altered in statements and actual transcribed events to deflect from the true occurances in the meetings. I fear that this will continue in the future without the requirement that these meetings be recorded.

The information that I obtained via the open records request to the Oklahoma Insurance Department revealed information from his deferred prosecution agreement from felony fraud and other charges that I had not been given as a board member and that I feel would have affected my decisions regarding elevating Mr. Zahn to his current position as President and Chairman of the Board and also the level of compensation that has been approved by the board including bonuses. It is also the primary reason that I submitted my resignation prior to my term on the board ending next month.

The information in the company's 8K is also incorrect with regard to my and other board members supporting another individual as Chairman of the Board at the meeting held in May 2012. Our goal at that time was to follow the lead of many companies that have chosen to keep the positions separate for better company oversight and to keep one individual from obtaining too much control of the company. This proposal was not forwarded by me but by other members of the board, several of which have now also resigned.

I feel that had the board known of Mr. Zahn's past problems with regulators, it would have not allowed him to take total control of the company with such limited board oversight and membership. The board has now lost four board members over the past year, none of which have been replaced. The board now also lacks much of the independent oversight that it had at its formation due to the actions of Mr. Zahn in forwarding and helping to pass amendments to eliminate the requirement that only independent directors serve on the Compensation and Nominating Committees.

The Compensation Committee has not been forthcoming with the information it promised to board members at the last meeting regarding justification of Mr. Zahn's recent compensation increases which have been increased three times in the past year. One area of major concern is the bonus structure revealed by Compensation Committee Chairman George Peintner at the March board of directors meeting. In addition to Mr. Zahn's three year rolling contract with golden parachute provisions, Mr. Zahn will now also get a 6% annual increase in salary and a portion of company revenues. Mr. Zahn's bonus structure revealed by Chairman Peintner will also reward him based on company asset increases which are not an indication of increases in shareholder equity or company profitability. Zahn has already discussed an option to buy under performing assets from other companies with the current board membership which could bolster such a personal bonus but possibily be detrimental to the company.

As I did not ask to be reappointed to the board for another term and after reviewing the information from OID, am submitting my resignation from the board early, the reappointment issue mentioned in the company's 8K has no bearing in my decision or board resignation. My main purpose is to ask for reforms and answers to the questions I have posed to the OSD and OID. I would ask that the letters to these regulators be included as part of my response. My focus as a board member has always been the protection of the shareholders of FTFC and these efforts are to that purpose alone..

Sincerely,

Wayne Pettigrew

Outgoing Board Member - FTFC